EXHIBIT 99.11

CONSENT OF CONSENT OF ERUDITE STRATEGIES (PTY) LTD

July 24, 2023

VIA EDGAR

United States Securities and Exchange Commission

Re:	NextSource Materials Inc. (the “Company”)
Annual Report on Form 40-F of the Company for the year ended June 30, 2022 (the “Form 40-F)

The undersigned hereby consents to the incorporation by reference in the Form 40-F and the Annual Information Form of the Company for the fiscal year ended June 30, 2022 (the “AIF”), of references to Erudite Strategies (Pty) Ltd’s name and to the use of the scientific and technical information, including any reserve or resource estimates, from the technical report titled “Molo Phase 2 Preliminary Economic Assessment on the Molo Graphite Project located near the village of Fotadrevo, in the Province of Toliara, Madagascar,” dated April 27, 2022 (the “Technical Report”), including extracts from or summaries of the Technical Report that are contained in the Form 40-F or the AIF. There have been no changes to the AIF which was originally filed on September 28, 2022 and is incorporated into this Annual Report.

Erudite Strategies (Pty) Ltd

/s/ Johann Knipe de Buin
Name: Johann Knipe de Bruin, Pr.Eng
Title: Chief Executive Officer

/s/ H.A. Smith
Name: H.A. Smith, Pr. Eng
Title: Senior Electrical Engineer